Exhibit 99.33

Shareholder Dialogue

Shareholder Name	Comment / Question	Response
Doug Kennedy	Presently dividends received by U.S. residents are treated as “qualified”. How will this change affect the status of our dividends in the future?	Dividend payments on and redemptions of the Class 5 and Class 6 shares will be treated the same for U.S. federal income tax purposes as dividend payments on and redemptions of existing Class 1 and Class 3 shares.

Mary Kay Bunker

There is some inconsistency in type of shares US shareholders have:

Section 3: US holds Class 1, non-voting and Class 3, non-voting;

Sections 7&8: US holds Class 1, non-voting and Class 3, voting; and

Section 9: US hold Class 1, non-voting and Class 2, voting.

Please clarify the correct class and voting status of the US shares.

The Communication to Shareholders and FAQ Sections has been corrected. U.S. residents currently hold Class 1 (non-voting) and Class 3 (voting).

Mike Weinmann	Are there any fees to be paid, by the shareholder, to the “Administrator” to act as the agent for future stock purchases?	There will be no fees charged by the Administrator to the Shareholders.

Frequently Asked Questions

1.	Why are we required to be registered with the SEC?

2.	What are we required to report to the SEC?

3.	Why do we want to deregister with the SEC?

4.	What options did the board consider in coming to its decision?

5.	How does this deregistration proposal work?

6.	What does the Plan involve?

7.	What do the proposed amendments to the Articles of PCLEH involve?

8.	What do the proposed amendments to the unanimous shareholder agreement involve?

9.	How will my rights change under the deregistration proposal?

10.	What will the tax consequences be?

11.	What approvals are required to implement the deregistration proposal?

12.	How does the shareholder vote work?

13.	How do I vote?

14.	If I hold non-voting shares, am I entitled to vote?

15.	If I am a Canadian resident, am I entitled to vote?

16.	What if I am in the process of selling my shares?

17.	How do I ask questions?

18.	How do I make copies of the documents?

19.	Is the Arrangement fair to shareholders?

20.	What are the material interests of the directors and executive officers of PCLEH and PCLCH?

21.	How do the directors intend to vote?

22.	What will the consequences be if I vote against the Arrangement Resolution?

23.	What happens if the Arrangement Resolution is approved?

24.	What will the effects of the Arrangement be?

25.	Does PCLEH reserve any rights respecting deregistration with the SEC?

26.	What are the estimated costs of the steps required to achieve deregistration? How are those costs being funded?

27.	Following deregistration, what information will I receive from PCLEH?

Frequently Asked Questions (Answers)

1. Why are we required to be registered with the SEC?

PCLEH currently is authorized to issue 4 classes of shares – Class 1 (non-voting), Class 2 (non-voting), Class 3 (voting) and Class 4 (voting). Class 1 and Class 3 shares are held by persons resident in the United States. Class 2 and Class 4 shares are held by persons resident in Canada.

With respect to PCLEH, the requirement to register a class of securities with the SEC arises when shares of that class are held of record by 500 or more shareholders, 300 or more of whom are resident in the United States. In 2005, the SEC required us to register our Class 1 and Class 3 shares because we had passed this threshold.

A different set of rules applies under Canadian securities laws and we are not a reporting issuer in any jurisdiction in Canada. A “reporting issuer” is the Canadian equivalent of an issuer registered in the United States.

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2. What are we required to report to the SEC?

Each year, we are required to file with the SEC an annual report in a prescribed format, with prescribed information. That information includes the audited financial statements and detailed information about our business. It also includes biographical information on directors and senior officers and information on their shareholdings.

We are also required to file a prospectus with the SEC in order to offer additional shares to our employees in the United States.

In addition, every time certain material information is made public or provided to shareholders on certain matters, including financial information, we are required to file that information with the SEC.

All of this information is posted on the SEC website and available for public review. It is easily accessed by the general public, either through the search feature on the SEC website or through a simple Google search.

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3. Why do we want to deregister with the SEC?

PCLEH is an employee-owned company. This is fundamental to who we are and how we operate. Our Guiding Principles provide:

The PCL family of companies is 100 percent employee owned.

•	As owners, we are motivated to excel.

•	We hold each other accountable. Everyone has the responsibility, the freedom and the power to act.

•	Employees share in the prosperity created by their hard work.

•	We increase shareholder value through controlled, profitable growth.

Your board believes that employee-ownership has been a key element in the success of PCLEH over the past 33 years.

As noted, the SEC required us in 2005 to become a registrant under U.S. federal securities law. That put us in the unusual position of being a privately-held, employee-owned company, but subject to SEC reporting requirements similar to those that apply to publicly-traded companies.

Most companies that are required to register with the SEC raise capital in the public markets by selling stock or issuing debt to outside investors. Registering with the SEC requires companies to comply with a robust, but complex set of rules and to disclose financial and other types of information. These requirements are quite reasonable for publicly-traded companies in the context of allowing a multitude of passive investors, who are not involved in the business, to make informed investment decisions.

PCLEH doesn’t fit that model. Our shares are not publicly traded. As employees of PCL companies, our shareholders are generally knowledgeable about our business. We provide additional information to our shareholders through notices on PCL Connects, the spring and fall fireside chats and various publications, like Hard Hat Highlights and our internal annual report. The SEC’s rules do permit issuers to exclude shares held in certain employee stock plans from the registration requirements, but our current model doesn’t fit within this exclusion.

We believe that that there are negative consequences to PCLEH of being an SEC registrant. Most significantly, this requires us to disclose financial and other company information we consider competitively sensitive on the SEC’s website – information which is then available on the internet for the entire world to see, not just PCL employee shareholders. That includes our competitors, many of which are not SEC registrants. Those competitors are able to go to the internet and at a glance are able to view our income statement and balance sheet, our share price, our construction backlog, the margins in our work, and information about projects and customers. They can even get email alerts that notify them whenever PCLEH posts a new document on the SEC website. Because the SEC requires that registrants provide information on the specific construction sectors in which they operate, our competitors can attempt to penetrate our strategies and our pricing in each of these sectors. But because many of our competitors aren’t registrants, they aren’t required to publicly disclose similar information. We believe that places us at an unfair competitive disadvantage.

The owners, subtrades and suppliers we work with are also able to access the information we are required to file, including information on the profits we have earned. We believe this places us at a strategic disadvantage in our dealings with owners, subtrades and suppliers.

We are also required to disclose information on certain major claims we are involved in, which may include the reserves we have set for those claims and the settlements we have made in those claims. We believe that puts us at a disadvantage in negotiating settlements of present and future claims.

Further, because we are required to file all material communications with shareholders, that information is published on the internet for our competitors, clients, subtrades and suppliers to see. Ironically, this places practical limitations on our ability to communicate with you about important information relating to our company.

By ceasing to be an SEC registrant, we will eliminate the requirement to file all of this competitively sensitive information with the SEC and make it available to the general public. However, PCLEH will continue to provide financial and other material information to its shareholders, on a confidential basis.

In addition to the issues associated with public disclosure, there are a number of other consequences to being an SEC registrant. Because PCLEH is required to be registered with the SEC, we are also governed by certain provisions of the Sarbanes-Oxley Act, including provisions requiring the chief executive officer and chief financial offer to provide certain certifications respecting financial statements and internal controls. Effective this fiscal year, PCLEH will also be required to obtain a report from its external auditors attesting to the assessment by management on internal controls. (Legislation is currently before Congress that would avoid the requirement for this attestation report, but there is no certainty as to when, if ever, that legislation will be passed.) Although such requirements may generally be positive, the internal and external costs of obtaining that assessment are anticipated to be in the range of $1 million each year.

We believe that those internal resources and funds would be better deployed following deregistration to maintain an effective system of internal controls and communications with shareholders, that are structured to best fit PCL’s circumstances.

And finally, registration with the SEC leads to the uncertainty of future changes in the SEC reporting, compliance requirements and corporate governance requirements that may not be appropriate for an employee-owned company.

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4. What options did the board consider in coming to its decision?

In April 2009, the board directed management to identify the pros and cons of deregistering with the SEC and undertake an analysis of options to achieve deregistration with the SEC. Management retained legal and accounting advisors in Canada and the United States and obtained advice on the options available to achieve deregistration.

The board considered a preliminary report from management in November 2009 and directed that further investigations be undertaken.

In April 2010, the board considered a further report from management and approved the proposal that is explained. In reaching that decision, the board considered the option of remaining a registrant with the SEC. Having regard to all of these considerations, the board determined that deregistration was in the best interests of PCLEH and its shareholders and that the proposal explained below was the structure best suited to the circumstances of PCLEH and was fair to all shareholders.

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5. How does this deregistration proposal work?

With respect to PCLEH, the requirement to register a class of securities with the SEC arises when shares of that class of securities is held of record by 500 or more shareholders, 300 or more of whom are U.S. residents. “Held of record” is a technical term, which refers to the identification of the owner of shares on the records of the corporation issuing the shares. Shares may be held of record by one person as agent for another person, who is entitled to all of the benefits of share ownership.

Under U.S. securities laws, if the shares of any class are held of record by less than 300 shareholders, the corporation may file a form to deregister that class of shares with the SEC. One of the ways of achieving that result is to arrange for all of the shares currently held by U.S. resident shareholders to be held of record by an Administrator pursuant to an employee share ownership plan. The U.S. securities laws exempt issuers from the registration requirements with respect to interests of participation in certain employee stock purchase or similar plans.

At this time, our Class 1 and Class 3 shares (all of which are held by U.S. residents) are registered with the SEC. We will terminate those registrations after converting shares owned by U.S. residents into shares that are “held of record” by the Administrator, acting as agent on behalf of those U.S. residents pursuant to an employee share ownership plan. The preliminary steps include:

•	Formation of the Administrator as a wholly owned subsidiary of PCLEH;

•	Adoption of an employee share ownership plan (the “Plan”);

•	Amendment to the unanimous shareholder agreement to permit the deregistration proposal to proceed; and

•

Amendment of the Articles of PCLEH to create new classes of shares for U.S. residents to be held pursuant to the Plan and to provide for conversion of existing Class 1 shares (U.S. non-voting) and Class 3 shares (U.S. voting) to these new classes of shares.

At that point, Class 1 and Class 3 shares will be converted to new classes of shares (Class 5 and Class 6), which will be held by the Administrator as agent on behalf of the existing shareholders pursuant to the terms of the Plan.

At that point, all of the shares owned by U.S. residents will be “held of record” by the Administrator pursuant to the Plan, which will permit us to file a notice of termination of registration with the SEC. Termination of registration is expected to take effect 90 days after the filing of that notice.

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6. What does the Plan involve?

If this proposal is approved, Class 1 shares (U.S. non-voting) and Class 3 shares (U.S. voting) will be converted to Class 5 shares (U.S. non-voting) and Class 6 shares (U.S. voting), which will be held pursuant to the terms of the Plan.

The Plan sets out the relationship between the Administrator and the employee shareholders who are resident in the United States. It is structured to permit ownership of shares in a manner consistent with the requirements to qualify for certain exemptions to registration under U.S. securities laws, including eligibility restrictions and limitations on transfer.

The Plan applies only to employee shareholders resident in the United States. If you are an employee shareholder resident in the United States, the following provisions will apply:

•

Existing share certificates for Class 1 and Class 3 shares will be replaced with share certificates for Class 5 and Class 6 shares, issued in the name of the Administrator as your agent. That means that both names will appear on the share certificate.

•	Share offerings will continue to be made directly to you. If you accept a share offering, the share certificates will be issued in the name of the Administrator as your agent.

•

Any payment by PCLEH in respect of those shares will be paid directly to you. That includes any dividends and any proceeds of sale of shares. Long term bonuses will continue to be paid directly to you.

•

PCLEH will continue to deliver all notices, including notices of annual meetings (if you hold voting shares), financial statements and annual reports directly to you. If you hold voting shares, you will continue to be entitled to attend shareholder meetings and to direct the vote of your shares. The Administrator may not vote your shares without having received voting instructions from you.

•	You may direct the Administrator to exercise every right you would have if you were the shareholder of record and the Administrator is required to carry out those instructions.

•

In any circumstance where you are now permitted to sell or transfer your shares, you may direct the Administrator to sell or transfer those shares on your behalf. The Administrator is required to carry out those instructions.

•	You may continue to borrow against your shares, in accordance with the provisions of the unanimous shareholder agreement.

•	In general, the Administrator may act in respect of shares held for you only on your behalf and in accordance with your instructions.

•	You will continue to enjoy all gains and bear all risks in connection with the increase or decrease in the value of your shares.

This is just a summary of certain key provisions of the Plan.

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7. What do the proposed amendments to the Articles of PCLEH involve?

The Articles of a corporation are a governing document setting out the basic terms of a corporation’s existence, including the name of the corporation, the classes of shares the corporation is authorized to issue, along with the rights and restrictions associated with those classes of shares, restrictions on the transfer of shares, the minimum and maximum number of directors and any restrictions on the businesses that the corporation is permitted to carry on.

The proposed amendments to the Articles of PCLEH are for the most part limited to the classes of shares PCLEH is authorized to issue and the rights and restrictions associated with those classes of shares. There are additionally some minor technical changes proposed to Schedules 1 and 3 of the Articles to update a legislative reference and to reference the amended unanimous shareholder agreement.

At this time, PCLEH is authorized to issue four classes of shares: Class 1 (U.S. non-voting), Class 2 (Canadian non-voting), Class 3 (U.S. voting) and Class 4 (Canadian voting). Each Class of shares is issued in a series, representing the year in which those shares were issued. For example, Class 1, Series ‘08 shares represent non-voting shares held by U.S. residents that were issued in 2008.

Class 1 shares are convertible to Class 2 shares, and vice versa, to facilitate transfers of employees from the U.S. to Canada or from Canada to the U.S. Similarly, Class 3 shares are convertible to Class 4 shares, and vice-versa.

Under the deregistration proposal, we propose to issue 4 new classes of shares – Class 5, Class 6, Class 7 and Class 8.

Class 5 shares will be non-voting shares held by U.S.-resident employees of PCL companies, in accordance with the terms of the Plan. Class 6 shares will be voting shares held by U.S.-resident employees, again in accordance with the terms of the Plan.

To facilitate future transfers of employees between Canada and the U.S., Class 2 shares will be convertible to Class 5 shares, and vice versa, and Class 4 shares will be convertible to Class 6 shares, and vice versa.

Shares held within the Plan may only be held by employees of PCL companies. There are potential circumstances under which those shares might come to be owned by someone other than PCL employees. For example, if a person ceases to be an employee and is required under the unanimous shareholder agreement to sell back his or her shares, that person may remain a shareholder for a period of time before the share sale closes. As another example, if an employee has pledged his or her shares for a loan to a financial institution and defaults on that loan, the financial institution may take steps to realize on its security. Ordinarily, those shares would be repurchased by PCLEH before the financial institution took title, but if for some reason that did not happen, the financial institution might end up owning PCLEH shares for a period of time.

To deal with these circumstances, we propose to create Class 7 (U.S. non-voting) and Class 8 shares (U.S. voting). In the event that Class 5 shares or Class 6 shares come to be owned by anyone other than a U.S.- resident employee of a PCL company, they will be converted either automatically or at the election of PCLEH to Class 7 or Class 8 shares, as the case may be. Under the Articles, PCLEH will have the right to redeem Class 7 or Class 8 shares under the same circumstances as it is permitted to repurchase shares under the unanimous shareholder agreement, at the then current price established under the unanimous shareholder agreement.

This is just a summary of certain key proposed amendments to the Articles of PCLEH.

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8. What do the proposed amendments to the unanimous shareholder agreement involve?

Implementation of this proposal will require amendments to the unanimous shareholder agreement to:

•	reference the Plan and the role of the Administrator,

•	permit shares to be held of record by the Administrator,

•	permit more than 11% of the voting shares to be held of record by the Administrator and

•	confirm that all shareholders are bound by the unanimous shareholder agreement, whether or not their shares are held of record by the Administrator.

The unanimous shareholder agreement is in need of updating in any event due to changes in legislation, formatting, typographical and technical errors that require correction and a desire for improved administration. We are taking this opportunity to make a number of other changes. Those changes include:

•	deleting provisions relating to mandatory repurchase of shares from disabled employees and employees over 64 years of age

•	adding provisions for delivering notices and information electronically

•

adding provisions to reflect the changes in Alberta legislation respecting the process for share transfers and to simplify the process in circumstances where shareholders who are required to sell their shares fail to deliver their share certificates and required documents

•	simplifying the process for amending the unanimous shareholder agreement, by providing for circulation of ballots in lieu of a meeting

•	updating all of the references to sections of Alberta statutes (many of which changed with the revision of Alberta statutes in 2000)

•	facilitating future minor amendments to the unanimous shareholder agreement (such as future changes in statutory section references)

•	extending the description of permitted lenders

•	permitting PCL companies to hold securities over PCLEH shares (for example, to secure loans to employees to purchase universal shares)

•	permitting approvals to be given by directors in arrears (for example, in respect of approval of the repurchase of shares)

•	correcting typos.

This is just a summary of certain key proposed amendments to the unanimous shareholder agreement.

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9. How will my rights change under the deregistration proposal?

This deregistration proposal will have no effect on shares held by Canadian resident shareholders (Class 2 and 4 shares), because those shares are not registered with the SEC.

The deregistration proposal will result in shares currently held by U.S. resident shareholders (Class 1 and 3 shares) being converted to Class 5 and 6 shares, which will be registered in the name of the Administrator as agent for those shareholders and held pursuant to the Plan. However, there will be no material effect on the rights of U.S. resident shareholders.

If you are a U.S.-resident employee shareholder, the role of the Administrator will be limited to acting as your agent. Shares of PCLEH will be issued in the name of the administrator as your agent. The share certificates will be delivered to you (or your lender, if you are borrowing funds on the security of those shares). Dividends will be paid directly by PCLEH to you. If you hold voting shares, you may attend PCLEH shareholder meetings and direct the vote of your shares. You will have the right to pledge your shares as security for loans by financial institutions.

This Plan will not affect the number of shares held by any particular shareholder or the number of shares offered to that shareholder in the future. It will not change our policy requiring that shares be held personally and not through a retirement plan (such as a 401k, a registered retirement savings plan or a tax free savings plan.)

This Plan will not affect the determination of the share price under the unanimous shareholder agreement.

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10. What will the tax consequences be?

For shareholders holding Class 2 shares (Canada, non-voting) or Class 4 shares (Canada, voting), there are no income tax consequences under U.S. or Canadian tax laws, as there are no substantive changes being undertaken to those shares.

PCLEH will receive an opinion from Skadden, Arps, Meagher, & Flom LLP (“Skadden Arps”), when the Proposal is consummated, respecting the income tax consequences of the proposal under U.S. federal income tax laws for holders of Class 1 shares (U.S., non-voting) and Class 3 shares (U.S., voting). Their advice is to the effect that the proposal will not result in income, gain or loss being recognized by those U.S. shareholders for U.S. federal income tax purposes.

PCLEH will also receive a commentary from KPMG LLP (“KPMG”), when the Proposal is consummated, respecting the income tax consequences of the proposal under Canadian income tax laws for holders of Class 1 and Class 3 shares. Their advice is to the effect that the proposal will not result in income, gain or loss being recognized by those U.S. shareholders for Canadian income tax purposes.

PCLEH has summarized certain U.S. federal income tax and Canadian income tax consequences as reflected in the Skadden Arps opinion and in the KPMG commentary. To view this summary, click here. Reading the summary is no substitute for obtaining tax advice from your own tax advisor.

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11. What approvals are required to implement the deregistration proposal?

It is proposed that this proposal will be undertaken with court approval under the provisions of Section 193 of the Alberta Business Corporations Act dealing with corporate arrangements. As a result, the proposal to amend the Articles and the unanimous shareholder agreement is referred to as the “Arrangement”. Court approval in turn will require a resolution (the “Arrangement Resolution”) to be passed by the shareholders approving the Arrangement.

The first step in this process is to obtain an Order from the Court of Queen’s Bench of Alberta that:

•	requires PCLEH to call a meeting of shareholders to approve the Arrangement,

•	gives directions on how that meeting is to be held, and

•	determines the majority that is required to pass the Arrangement Resolution.

That Court Order was granted on May 19, 2010.

The Court has determined that approval of the Arrangement Resolution will require at least 75% of the votes cast in respect of each of the existing four Classes of shares must be in favor of Arrangement Resolution. It has also determined that the quorum for voting must represent at least 50% of the outstanding shares of each Class of shares. Shareholders are entitled to vote on the Arrangement Resolution, whether they hold voting or non-voting shares and whether they are resident in Canada, the United States or elsewhere. The record date for determining who is a shareholder for the purpose of voting on the Arrangement Resolution is June 1, 2010.

If the shareholders provide the required approval, the next step will be a hearing before a Justice of the Court of Queen’s Bench of Alberta to seek an Order approving the Arrangement. That hearing currently is scheduled for September 17, 2010, at 10:00 a.m. at the Law Courts Building, Edmonton, Alberta, Canada. If the date or time of that hearing is changed, further notice will be provided to you. One of the issues to be considered by the Justice in determining whether to grant approval will be the fairness of the Arrangement to shareholders. Any shareholder or other interested person is entitled to appear and make submissions at this hearing if they so wish.

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12. How does the shareholder vote work?

The Court of Queen’s Bench of Alberta has ordered the following process for the meeting of shareholders and the process for voting.

First, the Court has ordered that an electronic notice must be sent to all shareholders. That notice consists of:

•	the email you received providing a link to the shareholder meeting website,

•	the website itself,

•	the website links to various documents, including this Communication to Shareholders, and

•	the links in this Communication to Shareholders to various documents.

Second, the Court has ordered that the electronic notice must contain a link to frequently asked questions prepared by PCLEH and a further link that will permit shareholders to access a Shareholder Dialogue space in which PCLEH may post comments and questions from shareholders and may post responses to those comments and questions.

Third, the Court has ordered that the electronic notice must contain a link to permit shareholders to vote electronically for or against the arrangement. To vote, click here.

Fourth, the Court has ordered that votes be tabulated daily.

Fifth, the Court has ordered that this process continue until 12:00 noon (MDT) on September 9, 2010. However, if sufficient votes have been cast to establish a quorum and either to pass or defeat the resolution, and any votes not cast would not, if cast, have the potential to change that outcome, the Court has ordered that PCLEH may deem the meeting to be at an end and the resolution will be deemed to be passed or defeated at that time.

Sixth, the Court has ordered that unless the meeting has already been terminated, any shareholder may personally attend a meeting held between 10:00 a.m. and 12:00 noon (MDT) on September 9, 2010 at:

CLC Training Room

PCL Business Park

5410 – 99 Street

Edmonton, Alberta, Canada T6E 3P4.

At this meeting any shareholder may ask questions of officers of PCLEH and any shareholder who has not already voted may vote in favor or against the Arrangement Resolution.

Finally, the Court has ordered that PCLEH must notify the shareholders by email whether a quorum was achieved and, if so, whether the Arrangement Resolution was approved or defeated.

In essence, the Court has ordered that the meeting be held through an electronic process, under which shareholders may access a website, be informed about the issues, have access to copies of the corporate documents that are the subject of the arrangement, review answers to frequently asked questions, access a Shareholder Dialogue, review the status of the votes cast, and then vote themselves. In the event that the matter has not be decided through this process, the meeting of shareholders will conclude with a more traditional meeting that shareholders may personally attend.

This is just a summary of certain key provisions of the court order.

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13. How do I vote?

To vote, click here, then indicate whether you vote in favor or against the Arrangement Resolution.

Your vote will then be recorded with respect to all of the shares of each Class that you own. Once you have voted, you may not change your vote or vote again.

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14. If I hold non-voting shares, am I entitled to vote?

Yes. As the Arrangement Resolution deals with amendments to the Articles and to the unanimous shareholder agreement, all shareholders are entitled to vote on the Arrangement Resolution, whether or not they hold voting shares. Each share carries one vote, again whether it is a voting or a non-voting share.

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15. If I am a Canadian resident, am I entitled to vote?

Yes. Although this proposal deals with deregistration with the SEC of Class 1 and Class 3 shares, held by U.S. residents, the process requires changes to the Articles and the unanimous shareholder agreement. All shareholders are entitled to vote, regardless of the Class of shares they hold and regardless of whether they live in the United States or Canada. A quorum representing of 50% of each Class of shares and an affirmative vote of 75% of all votes cast in respect of each Class of shares is required. As a result, it is important that you vote, regardless of where you may be resident and regardless of whether you hold voting or non-voting shares.

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16. What if I am in the process of selling my shares?

The record date for determining who is a shareholder for the purpose of voting on the Arrangement Resolution has been set by the Court at June 1, 2010. If you are a shareholder on that date, you are entitled to vote, even if you are in the process of selling your shares. If you have ceased to be an employee with a PCL company, you will be provided with a user ID and a password that will enable you to continue to access this site and to register your vote.

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17. How do I ask questions?

The questions set out in the Communication to Shareholders are summarized in the Shareholder Dialogue/FAQ (Frequently Asked Questions) page. If the Shareholder Dialogue/FAQ page does not provide the answer you are looking for, there are two ways of asking questions.

First, if you would like to like to ask a question and receive an answer confidentially, please click here to send us an email. We will do our best to respond within 48 hours.

Second, if you would like to post a comment or ask a question that will be posted on the Shareholder Dialogue/FAQ site that will be accessible to all shareholders, please click here. We will do our best to post your comment or question with our response within 48 hours. As the Shareholder Dialogue/FAQ site is the electronic analog of the question and answer session at an in-person meeting, it will include the names of the individuals making the comments or asking the questions. Given the fact that comments and questions will be publicly available, PCLEH reserves the right to edit any inappropriate comments or questions.

In keeping with the requirement of the SEC that material communications with shareholders on certain matters must be filed with the SEC, the Shareholder Dialogue/FAQ will be filed with the SEC and posted on the SEC website.

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18. How do I make copies of the documents?

You may use PCL printers to print the Notice of Meeting, the Meeting Home Page, the Communication to Shareholders, and any documents linked to those documents.

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19. Is the Arrangement fair to shareholders?

The directors of PCLEH and PCLCH believe that the Arrangement and subsequent deregistration with the SEC are consistent with the principle of employee share ownership and are in the best interests of PCLEH and its shareholders. They also believe that the Arrangement is fair to all shareholders because:

•	they will have no material effects on the rights of shareholders, whether they live in Canada or the United States, and

•

any shareholder who votes against the Arrangement Resolution and wishes to sell his or her shares back to PCLEH at the current share price established under the unanimous shareholder agreement may do so by notifying PCLEH within 30 days after notice of the results of the shareholder vote.

The directors of PCLEH and PCLCH also believe that the process set out for approval of the Arrangement Resolution is fair because:

•	all shareholders – whether they hold voting or non-voting shares – will be entitled to vote on the Arrangement Resolution,

•	approval will require approval by 75% of the votes cast in respect of each Class of shares, and

•	approval by a Justice of the Court of Queen’s Bench of Alberta will be required, after consideration of the issue of fairness to shareholders.

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20. What are the material interests of the directors and executive officers of PCLEH and PCLCH?

The Alberta Business Corporations Act requires that this communication must include a statement of the material interests of the directors of PCLEH, whether as directors, security holders or creditors, and the effects of the Arrangement on those interests.

All of the directors and executive officers of PCLEH and PCLCH are also shareholders of PCLEH and they will be affected by the Arrangement in the same way as all other shareholders. As all of the directors of PCLEH are residents of Canada, the Arrangement will have no effect on the shares they hold. Those directors of PCLCH who are residents of the United States will be affected by the Arrangement in the same way as all other shareholders of PCLEH who are residents of the United States.

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21. How do the directors intend to vote?

The directors of both PCLEH and PCLCH have unanimously approved this proposal. They have all indicated that they will be voting in favor of the Arrangement Resolution.

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22. What will the consequences be if I vote against the Arrangement Resolution?

There will be no adverse consequences to you if you vote against the Arrangement Resolution. If the Arrangement Resolution receives the required shareholder approval and is then approved by the Court, it will be implemented. If it does not receive the required shareholder approval or is not approved by the Court, it will not be implemented.

The way that you vote will not affect the number of shares you hold or the number of shares you may be offered in the future.

If you vote against the Arrangement Resolution, you will not be required to sell your shares. However, if you wish to sell your shares, PCLEH will purchase them from you at the current share price set under the unanimous shareholder agreement, provided that advise PCLEH within 30 days after you receive notice of the results of the shareholder vote. If you wish to send such a notice, it must be sent to the following address within that 30 day period:

PCL Employees Holdings Ltd.

5410 – 99 Street

Edmonton, Alberta, Canada T6E 3P4

Attention: Gordon H. Stephenson, Vice-President, Corporate Finance

This right to sell your shares is set out in the Arrangement.

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23. What happens if the Arrangement Resolution is approved?

If the Court of Queen’s Bench of Alberta approves the Arrangement Resolution, PCLEH will file the amended Articles with the Registrar of Corporations for the Province of Alberta and the Registrar will issue a certificate of filing. At that point, the Arrangement will be binding on PCLEH and all other persons.

In accordance with the revised Articles, PCLEH then will exercise its right to convert all Class 1 and Class 3 shares to Class 5 and Class 6 shares. The shareholder of record for each Class 5 and Class 6 share will be shown as the Administrator, as agent for the current holder of the Class 1 or Class 3 share, as appropriate.

At that point, there will be only one shareholder of record of Class 5 and Class 6 shares and PCLEH will file the required notice with the SEC, advising that there are less than 300 shareholders of record of each of those Classes. It is expected that deregistration will be effective 90 days after filing that notice.

Once deregistration is effective, PCLEH will no longer be required to make filings with the SEC with respect to share offerings that occur after the effective date of deregistration. Further, PCLEH will no longer be subject to the provisions of the Sarbanes-Oxley Act.

After the conversion of the Class 1 and Class 3 shares, PCLEH will be arranging to collect in the existing Class 1 and Class 3 share certificates and replace them with Class 5 and Class 6 share certificates. Those certificates will be returned to the employee shareholders or the financial institutions that currently hold the share certificates.

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24. What will the effects of the Arrangement be?

The effects of the Arrangement will be:

•	The Articles of PCLEH will be amended.

•	The unanimous shareholder agreement will be amended.

•	Class 1 and Class 3 shares will be converted to Class 5 and Class 6 shares.

PCLEH will file a notice of deregistration with the SEC and it is expected that 90 days after that filing, deregistration will be effective.

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25. Does PCLEH reserve any rights respecting deregistration with the SEC?

PCLEH reserves the right to cancel the shareholder vote in respect of the Arrangement Resolution or to determine not to seek Court approval of the Arrangement, in which case the Arrangement will not be implemented. PCLEH further reserves the right to postpone filing the notice of deregistration with the SEC or to determine not to file such a notice, in which case PCLEH will remain a registrant with the SEC.

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26. What are the estimated costs of the steps required to achieve deregistration? How are those costs being funded?

Cost of Conversion

The Company expects to use working capital to cover the expenses of the conversion of the U.S. Common Shares and implementing the Plan. The expenses of the transactions, all of which will be paid by the Company, are expected to total approximately $1,500,000, as follows:

Legal fees	$1,175,000
Accounting fees	300,000
Filing, printing, and other expenses	25,000

Total	$1,500,000

Fees and Expenses

We will not pay any fees or commissions to any broker, dealer or other person pursuant to the conversion of U.S. Common Shares.

Sources of Funds; Financing of the Transactions

We estimate that the total funds required to effectuate the conversion of the U.S. Common Shares will be limited to legal and administrative costs associated with drafting the Plan and the amendments to the unanimous shareholders agreement and Articles, holding the vote on the amendments to the unanimous shareholders agreement and Articles, making required filings and similar costs. Neither the conversion of the U.S. Common Shares nor the administration of the Plan will require financing by PCLEH (beyond the use of working capital).

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27. Following deregistration, what information will I receive from PCLEH?

All shareholders will continue to receive copies of the audited financial statements of PCLEH, the internal annual report (in a format similar to that provided in recent years) and an information package with respect each share offering. Information will continue to be provided at the fireside chats and through communications on PCL Connects. Without the SEC requirement to file information on communications with shareholders, we believe that communication with shareholders will be enhanced.

In place of the current SEC annual report (Form 20-F), shareholders will receive a Financial and Risk Report, in a format currently being determined by the PCLEH board. This Report will be designed to provide meaningful information to shareholders about the financial condition of PCLEH and the risks inherent in our business. It will include a certification by the Chief Executive Officer and the Chief Financial Officer on the financial statements and internal controls in a format similar to that currently required to be provided by SEC registrants. However, unlike the current SEC filing, it will not include information on shareholdings of individual directors and senior officers.

One of the key principles established when the employee purchase of the company occurred in 1977 was that compensation and shareholdings of individual employees was a private matter and should remain confidential. We believe that this remains a key principle of employment and share ownership today.

There is no current requirement for PCLEH to provide information on compensation paid to individual directors or senior officers and it is not intended that such information will be provided after deregistration.

However, recognizing that we have a large and broad base of employee shareholders, we believe it is in the interest of shareholders to know that we have good governance procedures in place relating to setting executive compensation. Executive compensation is determined by the Human Resource, Compensation, and Nominating Committee that is made up of independent directors who report to and make recommendations to the board of PCLEH. The Human Resource, Compensation, and Nominating Committee will confirm through the PCLEH board on an annual basis that they have researched other companies to establish market prevailing rates and have followed good governance principles in making their recommendations.